                                                              April 14, 2005

By facsimile - (202) 942-9528, EDGAR
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and Federal Express
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Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.  20549-0405

Attn:    Melinda Kramer

         Re:     St. Mary Land & Exploration Company
                 Preliminary Proxy Materials on Schedule 14A filed April 1, 2005
                 File No. 1-31539

Dear Ms. Kramer:

         Please accept the following responses to the comments from the SEC staff's review of the above-referenced proxy materials, which comments were set forth in a letter by Mr. H. Roger Schwall dated April 14, 2005. The responses are numbered to correspond to the comment numbers. Enclosed by facsimile is a paper copy of the revised preliminary proxy statement which is black-lined to indicate all changes from the original preliminary proxy materials filed on
April 1, 2005. Please note that the revised preliminary proxy materials are being filed today by EDGAR.

General
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     1.   The total number of issued and outstanding shares and the shares reserved for issuance have been included in the proxy on page 1 and page 19.

Equity Compensation Plans, page 16
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     2.   The disclosure on page 16 related to equity compensation plans, has been expanded to include the following statement: "There are no equity compensation plans that are not approved by the stockholders."

Securities and Exchange Commission
April 14, 2005

Amendment to Certificate of Incorporation to Increase the total Number...,
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     3.   On a supplemental basis, I confirm that the stock split has occurred with a distribution date of March 31, 2005. I also confirm all share and per share amounts in the proxy reflect the stock split.

          I have included on page 19 a sentence in the OTHER MATTERS TO BE VOTED
          ON section that read as follows: "Prior to amendment to the Company's certificate of incorporation, the Company has sufficient authorized shares to effect the stock split."

     4.   I have added a sentence on page 19 stating the following: "Although the Company continuously evaluates opportunities and proposals in the marketplace for the acquisition of oil and gas properties and related financing transactions, the Company has no current definitive plans or arrangements to issue shares for an acquisition or an equity issuance."

Other Changes
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         I have included marked pages from the cover, the cover letter from Mr.
Hellerstein, the cover letter from me and page 10 with other minor changes.

Acknowledgement
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         The Company herby acknowledges that:

          o    the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

          o    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any
               action with respect to the filing; and

          o    the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
April 14, 2005

         Should you have any further questions, please call me at (303)
863-4334.

                                       Very truly yours,

                                       /S/ DAVID W. HONEYFIELD

                                       David W. Honeyfield
                                       V.P. - Finance, Secretary & Treasurer

Enclosures

cc:   Mr. Dwight Landes - Ballard Spahr Andrews & Ingersoll, LLP (w/ encl.)
      - By facsimile